Filed by Hyperliquid Strategies Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sonnet BioTherapeutics Holdings, Inc.

Commission File No. 001-35570

Date: November 18, 2025